ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 3, 2013	Harsha Pulluru T +1 617 951 7291 F +1 617 235 0658 harsha.pulluru@ropesgray.com

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:                             Schroder Series Trust (the “Registrant”)

(File No. 333-187383)

Dear Ms. Browning,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 26, 2013 in connection with the above-referenced registration statement on Form N-14, filed with the Commission on April 2, 2013 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).  Summaries of the Staff’s comments are set forth below, and each is followed by our response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement/Prospectus.

Combined Proxy Statement/Prospectus

1.              Comment.  In the “Questions and Answers” section at the beginning of the Proxy/Prospectus, please add a question and answer explaining that SIMNA will serve as adviser to the Acquiring Funds.

Response. The following question and answer will be added to the “Questions and Answers” section:

Q: Who will manage the Acquiring Funds following the Reorganizations?

SIMNA will serve as the investment adviser to the Acquiring Funds following the Reorganizations.  STW will serve as subadviser to the Acquiring Funds until its operations are fully integrated with SIMNA. The Reorganizations will not result in any change to the personnel responsible for day-to-day management of the Funds.

Section A — Reorganization Proposals

2.                                      Comment. In Footnote 3 to the “Current and Pro Forma Fees and Expenses” tables for Proposals 1 and 2, please consider providing disclosure stating that the expense limitation is not an absolute cap, and that to the extent a fund incurs an expense that is excluded from the expense limitation, the fund’s expenses may be greater than the expense limitation.

Response.  The Registrant believes that a reasonable investor would understand from the existing disclosure, which clearly specifies that acquired fund fees and expenses, interest, taxes, and extraordinary expenses are not subject to the expense cap, that should the Fund incur expenses of the type excluded from the cap, the Fund’s Total Annual Fund Operating Expenses may exceed 0.46%.

3.                                      Comment. Please confirm supplementally that all material differences between the fundamental investment policies of the Acquiring Funds and the Target Funds are disclosed in the registration statement.

Response.  The Registrant confirms that all material differences between the fundamental investment policies of the Acquiring Funds and the Target Funds are disclosed in the registration statement.

4.                                      Comment. Please provide disclosure detailing any Section 15(f) analysis that was performed relating to the Transaction.  If no 15(f) analysis was performed, please supplementally explain why such an analysis was not performed.

Response. The following paragraph will be added to the “Additional Information About Each Reorganization” section:

Section 15(f) of the 1940 Act

Section 15(f) of the 1940 Act provides a non-exclusive “safe harbor” under which an investment adviser to a registered investment company or an affiliated person of such an investment adviser may receive any amount or benefit in connection with a sale of securities or any other interest in such adviser which results in an assignment of an investment advisory contract with such company if (i) for a period of three years following such assignment, a majority of the board of directors of such company are not interested persons of the investment adviser of such company or the predecessor adviser of such company and (ii) no “unfair burden” is imposed on such company as a result of such assignment or any express or implied terms conditions or understandings applicable thereto.  In connection with the Transaction, SUSHI has agreed with the parties to the Transaction, subject to compliance with its fiduciary duties, to use reasonable efforts to ensure that the conditions of Section 15(f) will be met.

5.                                      Comment. If the Funds may invest in derivatives as a principal investment strategy, please add disclosure detailing the types of derivatives that the Funds may invest in.  Furthermore, if the Funds may invest in derivatives as a principal investment strategy, please further confirm that the Registrant has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute.

Response. The Registrant notes that the Funds do not invest in derivatives as a principal investment strategy.

Tandy

6.                                      Comment.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response.  The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the registration statement that is the subject of this letter.  The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.  The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Harsha Pulluru

Harsha Pulluru